UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 4)*

                         Casual Male Retail Group, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    148711104
                        ---------------------------------
                                 (CUSIP Number)

                         Chilton Investment Company, LLC
                        1266 East Main Street, 7th Floor
                               Stamford, CT 06902
                                 (203) 352-4000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 16, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 148711104               SCHEDULE 13D        Page 2 of 4 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Chilton Investment Company, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_| (b) |X|


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     AF, OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                7     SOLE VOTING POWER

   NUMBER OF          7,967,722
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY
     EACH             0
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH
                      7,967,722
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,967,722
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.2%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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CUSIP No. 148711104                SCHEDULE 13D        Page 3 of 4 Pages
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ITEM 1.    Security and Issuer.

      The Schedule 13D (the "Schedule 13D") initially filed by Chilton Investment Company, LLC (the "Reporting Person") on May 9, 2006 relating to the common stock, par value $0.01 per share (the "Common Stock") of Casual Male Retail Group, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on June 9, 2006, Amendment No. 2 to the Schedule 13D filed on June 29, 2006 and Amendment No. 3 to the Schedule 13D filed on April 13, 2007, is hereby amended by this Amendment No. 4 to the
Schedule 13D to report a change in beneficial ownership. The Schedule 13D is amended as follows:

ITEM 5.    Interest in Securities of the Issuer.

            Item 5(a) is hereby supplemented by the addition of the following:

            (a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner (through its control of the Client Accounts) of 7,967,722 shares representing 19.2% of the Issuer's Common Stock. The foregoing calculations are based on 41,518,390 shares of Common Stock issued and outstanding as of June 1, 2007 according to publicly available filings of the Issuer.

            Item 5(c) is hereby supplemented by the addition of the following:

            (b) The number of shares and the price per share of all transactions effected by the Reporting Person during the last sixty days are as follows:

      o On May 22, 2007, 14,460 shares of Common Stock were purchased through RBC Capital at a price per share of $11.7900.

      o On May 22, 2007, 6,500 shares of Common Stock were sold through JP Morgan at a price per share of $11.5926.

      o On May 22, 2007, 128,860 shares of Common Stock were sold through Credit Suisse First Boston at a price per share of $11.7222.

      o On May 22, 2007, 244,100 shares of Common Stock were sold through Liquidnet at a price per share of $11.6193.

      o On June 1, 2007, 89,284 shares of Common Stock were sold through JP Morgan at a price per share of $11.9983.

      o On June 1, 2007, 34,201 shares of Common Stock were purchased through JP Morgan at a price per share of $11.9954.

      o On June 1, 2007, 122,100 shares of Common Stock were purchased through Bank of America at a price per share of $12.0212.

      o On June 4, 2007, 2,800 shares of Common Stock were sold through Goldman Sachs at a price per share of $11.6132.

      o On June 4, 2007, 101,507 shares of Common Stock were sold through JP Morgan Securities at a price per share of $11.6047.

      o On June 4, 2007, 10,000 shares of Common Stock were sold through Credit Suisse First Boston at a price per share of $11.6773.

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CUSIP No. 148711104               SCHEDULE 13D        Page 4 of 4 Pages
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      o On June 4, 2007, 8,500 shares of Common Stock were sold through Merrill Lynch at a price per share of $11.5500.

      o On June 6, 2007, 9,730 shares of Common Stock were purchased through Bank of America at a price per share of $11.4139.

      o On June 6, 2007, 1,749 shares of Common Stock were sold through JP Morgan at a price per share of $11.4074.

      o On June 13, 2007, 707 shares of Common Stock were sold through Bank of America at a price per share of $11.0087.

      o On July 2, 2007, 77,256 shares of Common Stock were purchased through JP Morgan at a price per share of $10.3529.

      o On July 11, 2007, 68,188 shares of Common Stock were purchased through Jefferies & Co. at a price per share of $10.5063.

      o On July 16, 2007, 200,000 shares of Common Stock were sold through Knight Securities at a price per share of $12.1233.

      o On July 16, 2007, 18,424 shares of Common Stock were sold through JP Morgan at a price per share of $11.8783.

      o On July 16, 2007, 5,700 shares of Common Stock were sold through Goldman Sachs at a price per share of $11.9286.

      o On July 16, 2007, 13,500 shares of Common Stock were sold through Lehman Brothers at a price per share of $12.0071.

      o On July 16, 2007, 43,362 shares of Common Stock were sold through UBS ENC at a price per share of $11.8946.

      o On July 16, 2007, 117,614 shares of Common Stock were sold through Credit Suisse First Boston at a price per share of $11.8908.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2007

                                    Chilton Investment Company, LLC


                                    By:  /s/ James Steinthal
                                       ----------------------------
                                       James Steinthal
                                       Managing Director